INTERNATIONAL LEASE FINANCE CORPORATION

10250 Constellation Blvd.

Suite 3400

Los Angeles, CA 90067

April 5, 2011

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Pamela Long

Re:	International Lease Finance Corporation
Registration Statement on Form S-4 (File No. 333-171248)

Ladies and Gentlemen:

Pursuant to Rule 461, International Lease Finance Corporation (the “Issuer”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 P.M. EDT, on April 6, 2011, or as soon thereafter as practicable.

The Issuer acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

International Lease Finance Corporation

By:	/s/ Pamela S. Hendry
	Name:	Pamela S. Hendry
	Title:	Senior Vice President, Treasurer & Assistant Secretary